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Westamerica Bancorporation
Executive Office A-2M
P.O. Box 1200
Suisun City, CA 94585


January 31, 2008

Mr. Christian N. Windsor, Special Counsel
United States Securities and Exchange Commission
Mail Stop 4563
Washington, DC 20549

	Re:	Westamerica Bancorporation
		Definitive 14A
		Filed March 19, 2007
		File No. 001-9383

Dear Mr. Windsor,

We have received your letter dated January 15, 2008 in which you provided comments following your review of Westamerica Bancorporation's (the "Company's") Definitive 14A (the "Proxy") filed March 19, 2007 and subsequent response on November 9, 2007. We would like to assure you we are committed to meeting disclosure requirements in this and all our filings in order to fairly communicate to our shareholders and the investing public.

The following responses are numbered to correspond to your comments. In addition, each response is also preceded by a restatement of your remarks.

General Comments on Your Response

   1. Comment: In your response to a number of our comments, you provide detailed disclosure addressing the comments with regards to compensation decisions in 2006. Please confirm that you will provide similar analysis regarding compensation in 2007 and future periods in your future proxies.

Response: We confirm we will provide detailed disclosure in addressing comments with regards to compensation decisions in 2007 and future periods in our future proxies.



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Certain Relationships and Related Parties, page 23

   2. Comment: To the extent that any of the loans made under the employee loan program to officers, directors and other related parties exceed the threshold amount, please provide the information required by Item 404(a) with regard to those loans. Since this program gives discounts to employees that are not available to other customers not related to Westamerica, it does not fall under the ambit of Instruction 4 and must be disclosed as contemplated by Item 404(a)(5) of Regulation S-K.

Response: In future filings we will enhance our disclosures regarding certain relationships and related parties by adding the following in accordance with Item 404(a)(5):
Messrs. Hansen, Payne and Thorson have mortgage loans through the Employee Loan Program. The largest aggregate amount of principal during 2007 was $301,839, $554,742 and $441,729, respectively.
The principal amount outstanding at December 31, 2007 was $295,158, $540,634 and $423,621, respectively. The amount of principal paid during 2007 was $6,681, $14,108, and $18,108, respectively. The amount of interest paid during 2007 was $10,831, $15,764 and $15,737, respectively. The rate of interest payable on the loan is 3.625%, 2.875% and 3.625%, respectively.

Thank you for raising these matters with us. Should you have any questions, please feel free to contact me at (707) 863-6805.

Sincerely,



David L. Payne
Chief Executive Officer




c:	Tom Reddy - Bingham McCutchen, LLP